[redacted]

08002877

GRUPO MODELO, S.A.B. DE C.V.

May 22, 2008.

Rule 12g3-2(b) File No. 82-34766

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Grupo Modelo S.A.B. de C.V.
Rule 12g3-2(b) File No. 82-34766

The enclosed information is being furnished to the Securities and Exchange Commission (the "*SEC*") on behalf of Grupo Modelo S.A.B. de C.V. (the "*Company*") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "*Act*") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

For and on behalf of
Grupo Modelo S.A.B. de C.V.

Name: Margarita Hugues Vélez
Title: General Counsel

Enclosure[s] :
Grupo Modelo, S.AB. de C.V. Fourth Quarter 2007 Financial Information.

JAVIER BARROS SIERRA NO. 555 * PISO 6 * COLONIA SANTA FÉ. * 01210 MÉXICO, D. F
TEL.: 22-66-00-00 FAX: 22-66-42-92 Y 22-66-00-00 www.gmodelo.com.mx

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GMODELO**

QUARTER: **04** YEAR: **2007**

GRUPO MODELO, S.A.B. DE C.V.

BALANCE SHEETS

TO DECEMBER 31 OF 2007 AND 2006

CONSOLIDATED

AUDITED INFORMATION

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s01	**TOTAL ASSETS**	**99,724,247**	**100**	**94,157,195**	**100**
s02	**CURRENT ASSETS**	**38,267,204**	**38**	**35,822,581**	**38**
s03	CASH AND SHORT-TERM INVESTMENTS	20,716,601	21	22,923,116	24
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	4,438,131	4	3,143,235	3
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	975,717	1	581,319	1
s06	INVENTORIES	9,504,555	10	6,961,732	7
s07	OTHER CURRENT ASSETS	2,632,200	3	2,213,179	2
s08	**LONG-TERM**	**5,901,979**	**6**	**4,798,650**	**5**
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	1,724,593	2	1,437,690	2
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	4,085,693	4	3,261,972	3
s11	OTHER INVESTMENTS	91,693	0	98,988	0
s12	**PROPERTY, PLANT AND EQUIPMENT (NET)**	**52,310,540**	**52**	**51,044,904**	**54**
s13	LAND AND BUILDINGS	24,295,372	24	25,132,433	27
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	38,706,482	39	38,093,165	40
s15	OTHER EQUIPMENT	10,438,809	10	9,596,315	10
s16	ACCUMULATED DEPRECIATION	26,721,013	27	25,126,654	27
s17	CONSTRUCTION IN PROGRESS	5,590,890	6	3,349,645	4
s18	**OTHER INTANGIBLE AND DEFERRED ASSETS (NET)**	**2,796,987**	**3**	**1,992,757**	**2**
s19	**OTHER ASSETS**	**447,537**	**0**	**498,303**	**1**
s20	**TOTAL LIABILITIES**	**17,712,992**	**100**	**14,795,092**	**100**
s21	**CURRENT LIABILITIES**	**7,663,267**	**43**	**6,431,156**	**43**
s22	SUPPLIERS	3,379,443	19	3,106,180	21
s23	BANK LOANS	0	0	0	0
s24	STOCK MARKET LOANS	0	0	0	0
s103	OTHER LOANS WITH COST	0	0	0	0
s25	TAXES PAYABLE	1,785,685	10	1,126,502	8
s26	OTHER CURRENT LIABILITIES WITHOUT COST	2,498,139	14	2,198,474	15
s27	**LONG-TERM LIABILITIES**	**0**	**0**	**0**	**0**
s28	BANK LOANS	0	0	0	0
s29	STOCK MARKET LOANS	0	0	0	0
s30	OTHER LOANS WITH COST	0	0	0	0
s31	**DEFERRED LIABILITIES**	**0**	**0**	**0**	**0**
s32	**OTHER NON CURRENT LIABILITIES WITHOUT COST**	**10,049,725**	**57**	**8,363,936**	**57**
s33	**CONSOLIDATED STOCKHOLDERS' EQUITY**	**82,011,255**	**100**	**79,362,103**	**100**
s34	**MINORITY INTEREST**	**18,950,550**	**23**	**18,365,465**	**23**
s35	**MAJORITY INTEREST**	**63,060,705**	**77**	**60,996,638**	**77**
s36	**CONTRIBUTED CAPITAL**	**17,468,109**	**21**	**17,468,109**	**22**
s79	CAPITAL STOCK	16,377,411	20	16,377,411	21
s39	PREMIUM ON ISSUANCE OF SHARES	1,053,135	1	1,053,135	1
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	37,563	0	37,563	0
s41	**EARNED CAPITAL**	**45,592,596**	**56**	**43,528,529**	**55**
s42	RETAINED EARNINGS AND CAPITAL RESERVES	52,581,779	64	50,476,497	64
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	-6,989,183	-9	-6,947,968	-9
s80	SHARES REPURCHASED	0	0	0	0

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GMODELO** QUARTER: **04** YEAR: **2007**

GRUPO MODELO, S.A.B. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

AUDITED INFORMATION

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	**CASH AND SHORT-TERM INVESTMENTS**	**20,716,601**	**100**	**22,923,116**	**100**
s46	CASH	1,683,436	8	1,367,962	6
s47	SHORT-TERM INVESTMENTS	19,033,165	92	21,555,154	94
s07	**OTHER CURRENT ASSETS**	**2,632,200**	**100**	**2,213,179**	**100**
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	2,632,200	100	2,213,179	100
s18	**OTHER INTANGIBLE AND DEFERRED ASSETS (NET)**	**2,796,987**	**100**	**1,992,757**	**100**
s48	DEFERRED EXPENSES (NET)	2,268,559	81	1,769,212	89
s49	GOODWILL	528,428	19	223,545	11
s51	OTHER	0	0	0	0
s19	**OTHER ASSETS**	**447,537**	**100**	**498,303**	**100**
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	382,801	86	468,370	94
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	64,736	14	29,933	6
s21	**CURRENT LIABILITIES**	**7,663,267**	**100**	**6,431,156**	**100**
s52	FOREIGN CURRENCY LIABILITIES	1,503,030	20	1,009,921	16
s53	MEXICAN PESOS LIABILITIES	6,160,237	80	5,421,235	84
s26	**OTHER CURRENT LIABILITIES WITHOUT COST**	**2,498,139**	**100**	**2,198,474**	**100**
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s89	INTEREST LIABILITIES	0	0	0	0
s68	PROVISIONS	1,983,869	79	1,587,453	72
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	514,270	21	611,021	28
s27	**LONG-TERM LIABILITIES**	**0**	**100**	**0**	**100**
s59	FOREIGN CURRENCY LIABILITIES	0	0	0	0
s60	MEXICAN PESOS LIABILITIES	0	0	0	0
s31	**DEFERRED LIABILITIES**	**0**	**100**	**0**	**100**
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	0	0	0	0
s32	**OTHER NON CURRENT LIABILITIES WITHOUT COST**	**10,049,725**	**100**	**8,363,936**	**100**
s66	DEFERRED TAXES	8,365,711	83	8,363,936	100
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	0	0	0	0
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	1,684,014	17	0	0
s79	**CAPITAL STOCK**	**16,377,411**	**100**	**16,377,411**	**100**
s37	CAPITAL STOCK (NOMINAL)	2,839,652	17	2,839,652	17
s38	RESTATEMENT OF CAPITAL STOCK	13,537,759	83	13,537,759	83

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GMODELO**

GRUPO MODELO, S.A.B. DE C.V.

QUARTER: **04** YEAR: **2007**

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

AUDITED INFORMATION

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	CURRENT YEAR %	PREVIOUS YEAR Amount	PREVIOUS YEAR %
s42	**RETAINED EARNINGS AND CAPITAL RESERVES**	**52,581,779**	**100**	**50,476,497**	**100**
s93	LEGAL RESERVE	3,213,558	6	2,767,938	5
s43	RESERVE FOR REPURCHASE OF SHARES	242,596	0	688,923	1
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	39,622,514	75	38,022,110	75
s45	NET INCOME FOR THE YEAR	9,503,111	18	8,997,526	18
s44	**OTHER ACCUMULATED COMPREHENSIVE RESULT**	**-6,989,183**	**100**	**-6,947,968**	**100**
s70	ACCUMULATED MONETARY RESULT	4,495,840	-64	4,495,840	-65
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	-5,547,373	79	-5,540,784	80
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	0	0	0	0
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	-5,472,843	78	-5,472,843	79
s99	LABOR OBLIGATION ADJUSTMENT	-464,807	7	-430,181	6
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GMODELO** QUARTER: **04** YEAR: **2007**

GRUPO MODELO, S.A.B. DE C.V.

BALANCE SHEETS

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

AUDITED INFORMATION

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
s72	WORKING CAPITAL	30,603,937	29,391,425
s73	PENSIONS AND SENIORITY PREMIUMS	5,766,392	5,742,682
s74	EXECUTIVES (*)	0	0
s75	EMPLOYEES (*)	19,882	19,292
s76	WORKERS (*)	18,520	17,619
s77	OUTSTANDING SHARES (*)	3,243,118,032	3,251,759,632
s78	REPURCHASED SHARES (*)	8,641,600	0
s101	RESTRICTED CASH	0	0
s102	NET DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GMODELO** QUARTER: **04** YEAR: **2007**

GRUPO MODELO, S.A.B. DE C.V.

STATEMENTS OF INCOME

CONSOLIDATED

FROM JANUARY THE 1st TO DECEMBER 31 OF 2007 AND 2006

AUDITED INFORMATION (Thousands of Mexican Pesos) **Final Printing**

REF R	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
r01	**NET SALES**	**72,894,628**	**100**	**58,963,789**	**100**
r02	COST OF SALES	32,591,030	45	26,602,205	45
r03	**GROSS PROFIT**	**40,303,598**	**55**	**32,361,584**	**55**
r04	GENERAL EXPENSES	19,715,748	27	15,500,941	26
r05	**INCOME (LOSS) AFTER GENERAL EXPENSES**	**20,587,850**	**28**	**16,860,643**	**29**
r08	OTHER INCOME AND (EXPENSE), NET	-466,442	0	-605,676	-1
r06	COMPREHENSIVE FINANCING RESULT	661,413	1	445,077	1
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
r48	NON ORDINARY ITEMS	0	0	0	0
r09	**INCOME BEFORE INCOME TAXES**	**20,782,821**	**29**	**16,700,044**	**28**
r10	INCOME TAXES	5,513,982	8	4,962,626	8
r11	**INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS**	**15,268,839**	**21**	**11,737,418**	**20**
r14	DISCONTINUED OPERATIONS	0	0	0	0
r18	**NET CONSOLIDATED INCOME**	**15,268,839**	**21**	**11,737,418**	**20**
r19	NET INCOME OF MINORITY INTEREST	5,765,728	8	2,739,892	5
r20	**NET INCOME OF MAJORITY INTEREST**	**9,503,111**	**13**	**8,997,526**	**15**

STOCK EXCHANGE CODE: **GMODELO**

QUARTER: **04** YEAR: **2007**

GRUPO MODELO, S.A.B. DE C.V.

STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

AUDITED INFORMATION

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
r01	**NET SALES**	**72,894,628**	**100**	**58,963,789**	**100**
r21	DOMESTIC	42,146,357	58	41,610,401	71
r22	FOREIGN	30,748,271	42	17,353,388	29
r23	TRANSLATED INTO DOLLARS (***)	2,762,116	4	1,492,841	3
r08	**OTHER INCOME AND (EXPENSE), NET**	**-466,442**	**100**	**-605,676**	**100**
r49	OTHER INCOME AND (EXPENSE), NET	819,692	-176	696,556	-115
r34	EMPLOYEES' PROFIT SHARING EXPENSES	1,317,330	-282	1,331,444	-220
r35	DEFERRED EMPLOYEES' PROFIT SHARING	-31,196	7	-29,212	5
r06	**COMPREHENSIVE FINANCING RESULT**	**661,413**	**100**	**445,077**	**100**
r24	INTEREST EXPENSE	0	0	0	0
r42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	1,442,608	218	1,287,971	289
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE GAIN (LOSS) NET	87,591	13	115,806	26
r28	RESULT FROM MONETARY POSITION	-868,786	-131	-958,700	-215
r10	**INCOME TAXES**	**5,513,982**	**100**	**4,962,626**	**100**
r32	INCOME TAX	5,503,439	100	5,070,804	102
r33	DEFERRED INCOME TAX	10,543	0	-108,178	-2

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

TRANSLATION FOR INFORMATION
MEXICAN STOCK EXCHANGE PURPOSES ONLY

STOCK EXCHANGE CODE: **GMODELO** QUARTER: **04** YEAR: **2007**

GRUPO MODELO, S.A.B. DE C.V.

STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

AUDITED INFORMATION

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
r36	TOTAL SALES	77,547,509	63,513,055
r37	TAX RESULT FOR THE YEAR	12,852,242	12,299,813
r38	NET SALES (**)	72,894,628	58,963,789
r39	OPERATING INCOME (**)	20,587,850	16,860,642
r40	NET INCOME OF MAJORITY INTEREST (**)	9,503,111	8,997,526
r41	NET CONSOLIDATED INCOME (**)	15,268,839	11,737,418
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	3,352,292	2,991,703

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GMODELO** QUARTER: **04** YEAR: **2007**

GRUPO MODELO, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

FROM OCTOBER1 TO DECEMBER 31 OF 2007

CONSOLIDATED

AUDITED INFORMATION

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
rt01	**NET SALES**	**17,290,473**	**100**	**14,397,557**	**100**
rt02	COST OF SALES	7,887,659	46	6,535,630	45
rt03	**GROSS PROFIT**	**9,402,814**	**54**	**7,861,927**	**55**
rt04	GENERAL EXPENSES	5,453,000	32	4,357,000	30
rt05	**INCOME (LOSS) AFTER GENERAL EXPENSES**	**3,949,814**	**23**	**3,504,927**	**24**
rt08	OTHER INCOME AND (EXPENSE), NET	-177,958	-1	21,442	0
rt06	COMPREHENSIVE FINANCING RESULT	-24,619	0	-314,122	-2
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
rt48	NON ORDINARY ITEMS	0	0	0	0
rt09	**INCOME BEFORE INCOME TAXES**	**3,747,237**	**22**	**3,212,247**	**22**
rt10	INCOME TAXES	1,046,703	6	968,045	7
rt11	**INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS**	**2,700,534**	**16**	**2,244,202**	**16**
rt14	DISCONTINUED OPERATIONS	0	0	0	0
rt18	**NET CONSOLIDATED INCOME**	**2,700,534**	**16**	**2,244,202**	**16**
rt19	NET INCOME OF MINORITY INTEREST	1,020,810	6	525,754	4
rt20	**NET INCOME OF MAJORITY INTEREST**	**1,679,724**	**10**	**1,718,448**	**12**

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GMODELO** QUARTER: **04** YEAR: **2007**

GRUPO MODELO, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

CONSOLIDATED

BREAKDOWN OF MAIN CONCEPTS

AUDITED INFORMATION

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	**NET SALES**	**17,290,473**	**100**	**14,397,557**	**100**
rt21	DOMESTIC	10,956,622	63	10,515,657	73
rt22	FOREIGN	6,333,851	37	3,881,900	27
rt23	TRANSLATED INTO DOLLARS (***)	580,672	3	336,175	2
rt08	**OTHER INCOME AND (EXPENSE), NET**	**-177,958**	**100**	**21,442**	**100**
rt49	OTHER INCOME AND(EXPENSE), NET	31,915	-18	413,918	1930
rt34	EMPLOYEES' PROFIT SHARING EXPENSES	220,053	-124	402,488	1877
rt35	DEFERRED EMPLOYEES' PROFIT SHARING	-10,180	6	-10,012	-47
rt06	**COMPREHENSIVE FINANCING RESULT**	**-24,619**	**100**	**-314,122**	**100**
rt24	INTEREST EXPENSE	0	0	0	0
rt42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	389,421	-1582	219,359	-70
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE GAIN (LOSS) NET	-45,952	187	-51,514	16
rt28	RESULT FROM MONETARY POSITION	-368,088	1495	-481,967	153
rt10	**INCOME TAXES**	**1,046,703**	**100**	**968,045**	**100**
rt32	INCOME TAX	819,743	78	852,610	88
rt33	DEFERRED INCOME TAX	226,960	22	115,435	12

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GMODELO**

GRUPO MODELO, S.A.B. DE C.V.

QUARTER: **04** YEAR: **2007**

QUARTERLY STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

AUDITED INFORMATION

Final Printing

REF RT	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	896,023	772,886

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GMODELO** QUARTER: **04** YEAR: **2007**

GRUPO MODELO, S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

FROM JANUARY THE 1st TO DECEMBER 31 OF 2007 AND 2006

(Thousands of Mexican Pesos)

CONSOLIDATED

AUDITED INFORMATION

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c01	**CONSOLIDATED NET INCOME**	**15,268,839**	**11,737,418**
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	3,125,516	2,870,879
c03	**RESOURCES FROM NET INCOME FOR THE YEAR**	**18,394,355**	**14,608,297**
c04	RESOURCES PROVIDED OR USED IN OPERATION	-3,802,383	-322,183
c05	**RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES**	**14,591,972**	**14,286,114**
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	-1,326,899	-826
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	-9,503,364	-5,660,192
c08	**RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES**	**-10,830,263**	**-5,661,018**
c09	**RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES**	**-5,968,224**	**-4,740,184**
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	-2,206,515	3,884,912
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	22,923,116	19,038,204
c12	**CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD**	**20,716,601**	**22,923,116**

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GMODELO** QUARTER: **04** YEAR: **2007**

GRUPO MODELO, S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

AUDITED INFORMATION (Thousands of Mexican Pesos) **Final Printing**

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c02	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES**	**3,125,516**	**2,870,879**
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	3,352,292	2,991,703
c41	+ (-) OTHER ITEMS	-226,776	-120,824
c04	**RESOURCES PROVIDED OR USED IN OPERATION**	**-3,802,383**	**-322,183**
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	-1,976,196	-278,286
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	-2,639,277	-1,088,710
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	-419,021	176,890
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	273,263	796,402
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	958,848	71,521
c06	**RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES**	**-1,326,899**	**-826**
c23	+ BANK FINANCING	0	0
c24	+ STOCK MARKET FINANCING	0	0
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	-1,326,899	-826
c27	(-) BANK FINANCING AMORTIZATION	0	0
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	0
c07	**RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES**	**-9,503,364**	**-5,660,192**
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
c31	(-) DIVIDENDS PAID	-9,057,037	-5,660,192
c32	+ PREMIUM ON ISSUANCE OF SHARES	0	0
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	-446,327	0
c09	**RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES**	**-5,968,224**	**-4,740,184**
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	-495,917	-27,257
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	-2,300,371	-4,077,143
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	-1,738,399	-559,881
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	-1,433,537	-75,903

MEXICAN STOCK EXCHANGE **TRANSLATION FOR INFORMATION PURPOSES ONLY**

STOCK EXCHANGE CODE: **GMODELO** QUARTER: **04** YEAR: **2007**

GRUPO MODELO, S.A.B. DE C.V.

DATA PER SHARE

CONSOLIDATED

AUDITED INFORMATION

Final Printing

REF D	CONCEPTS	CURRENT YEAR AMOUNT			PREVIOUS YEAR AMOUNT		
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$	2.93		$	2.77	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$	0.00		$	0	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$	2.93		$	2.77	
d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER COMMON SHARE (**)	$	4.71		$	3.61	
d05	DISCONTINUED OPERATIONS EFFECT ON EARNING (LOSS) PER SHARE (**)	$	0		$	0	
d08	CARRYNG VALUE PER SHARE	$	19.44		$	18.76	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$	2.09		$	1.34	
d10	DIVIDEND IN SHARES PER SHARE		0	shares		0	shares
d11	MARKET PRICE TO CARRYING VALUE		2.65	times		3.32	times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		17.58	times		22.50	times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0	times		0	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GMODELO** QUARTER: **04** YEAR: **2007**

GRUPO MODELO, S.A.B. DE C.V.

RATIOS **CONSOLIDATED**

AUDITED INFORMATION **Final Printing**

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET CONSOLIDATED INCOME TO NET SALES	20.95	%	19.91	%
p02	NET CONSOLIDATED INCOME TO STOCKHOLDERS' EQUITY (**)	15.07	%	14.75	%
p03	NET CONSOLIDATED INCOME TO TOTAL ASSETS (**)	15.31	%	12.47	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	75.17	%	53.19	%
p05	RESULT FROM MONETARY POSITION TO NET CONSOLIDATED INCOME	-5.69	%	-8.17	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	0.73	times	0.63	times
p07	NET SALES TO PROPERTY, PLANT AND EQUIP.(NET) (**)	1.39	times	1.16	times
p08	INVENTORIES TURNOVER (**)	3.43	times	3.82	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	19	days	17	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	0	%	0	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	17.76	%	15.71	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	0.22	times	0.19	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	8.49	%	6.83	%
p14	LONG-TERM LIABILITIES TO PROPERTY, PLANT AND EQUIPMENT (NET)	0.00	%	0.00	%
p15	INCOME (LOSS) AFTER GENERAL EXPENSES TO INTEREST PAID	0.00	times	111,659.89	times
p16	NET SALES TO TOTAL LIABILITIES (**)	4.12	times	3.99	times
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	4.99	times	5.57	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	3.75	times	4.49	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	2.16	times	2.42	times
p20	CASH AND SHORT-TERM INVESTMENTS TO CURRENT LIABILITIES	270.34	%	356.44	%
	STATEMENTS OF CHANGES				
p21	RESOURCES FROM NET INCOME TO NET SALES	25.23	%	24.78	%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	-5.22	%	-0.55	%
p23	RESOURCES GENERATED (USED) IN OPERATING TO INTEREST EXPENSES	0.00	times	94,610.03	times
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	12.25	%	0.01	%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	87.75	%	99.99	%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	38.54	%	86.01	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GMODELO** QUARTER: **4** YEAR: **2007**
GRUPO MODELO, S.A.B. DE C.V.

FINANCIAL STATEMENT NOTES

AUDITED INFORMATION **CONSOLIDATED**
Final Printing

THE COMPANY DOES NOT HAVE CREDITS OR INVESTMENTS IN UDIS (UNIDADES DE INVERSION = INVESTMENTS UNITS), AND THEREFORE WHIT THIS COMMENT THE COMMUNICATION DATE DECEMBER 27, 1999, IS COMPLIED WITH.

REFERENCE TAX RESULT FOR THE PERIOD CORRESPONDS TO THAT OF GRUPO MODELO, S.A.B. DE C.V. DETERMINED IN THE BASIS OF THE TAX CONSOLIDATED REGIME.

IN THIS REFERENCE THE AMOUNT IN DOLLARS INDEED INVOICED AND NOT THE AMOUNT BY THE EXCHANGE RATE IS HANDLED.

REFERENCE C-31 COLUMN INCLUDES THE PAYMENT OF DIVIDENDS IN THE FOLLOWING MANNER:

	2007	2006
MAJORITY INTERESTS	$ 6,951,504	$ 4,327,192
MINORITY INTERESTS	2,105,533	1,333,000
	$ 9,057,037	$ 5,660,192

Mexico City, February 21, 2008 - Grupo Modelo, S.A.B. de C.V. and Subsidiaries (BMV:GMODELOC) ("Grupo Modelo" or "the Company"), the leading brewer in Mexico and producer of the best-selling Mexican beer in the world, today announced its financial and operating results for the fourth quarter ended December 31, 2007.

In the fourth quarter of 2007, total volume increased 3.6% to 12.9 million hectoliters. The domestic market registered volume increases of 7.1% in Modelo's brands and 31.8% in the imported brand portfolio, as a result of solid demand during the quarter. Estrella outperformed in the quarter with the highest rate of growth. Performance in December was the best of the year and it is important to highlight that in the second half of the month we increased prices according to our segmentation strategy, by region, channel, brand and presentation and in line with the inflation rate expected for 2008.

Export volume decreased 6.0% compared to the same quarter of the previous year. Volume in the U.S. was affected by the price increase that reached the consumer at the end of the second quarter, and a difficult comparison base of 21.7% growth in 4Q06. It is important to note that due to the startup of operations at Crown Imports, volume reported in the U.S. as of 2007 reflects the sales from the importer to distributors, while volume in 2006 represented sales from Grupo Modelo to the importer; therefore the annual differential is not at all comparable. With respect to other export markets, growth in Asia, Canada and Latin America was particularly notable.

Net sales totaled 17,291 million pesos, an increase of 20.1% compared to the same quarter of 2006. Domestic sales rose 7.7% due the combination of solid volume growth and the 0.2% increase in the price per hectoliter in real terms, a result of the revenue management initiatives and the price increase implemented at the end of the quarter. Total export revenues were 581 million dollars, an increase of 72.7%. The average price per hectoliter rose 83.7%, primarily as a result of the consolidation of Crown Imports.

During the fourth quarter of 2007, Crown Imports, LLC, registered net sales of 516 million dollars and operating profit of 101 million dollars.

The cost of goods sold increased 20.7% due to the incorporation of storage and distribution costs of the products sent to Crown Imports warehouses, as well as to the increases in packaging for the domestic market and certain raw materials. Gross profit grew 19.6%, reaching 9,403 million pesos.

Operating expenses rose 25.2% mainly as a result of the consolidation of advertising and distribution expenses incurred in the U.S. Likewise, in Mexico, advertising expenses increased most notably to support campaigns for the Estrella and Modelo Light brands as well as distribution expenses. Operating profit was 3,950 million pesos, an increase of 12.7% over 2006. Consequently, the operating margin contracted 1.5 percentage points, to 22.8%.

The other income and expenses showed a loss of 178 million pesos. This includes employee profit sharing, which in accordance with Mexican GAAP, as of 2007 is no longer registered as taxes and is reclassified to the other expenses line (for comparison purposes, profit sharing in 2006 was reclassified).

Minority interest participation in the quarter totaled 1,021 million pesos, 94.2% higher than the 2006 reported amount. This includes 541 million pesos that corresponds to Barton Beers, a subsidiary of Constellation Brands, for its 50% stake in Crown Imports. Therefore, net majority income was 1,680 million pesos, 2.3% below the prior year figure.

Grupo Modelo S.A.B. de C.V. and Subsidiaries
Sales of beer in million hectoliters

Market	4Q07	%	4Q06	%	Var.(%)
Domestic	9.305	72.3	8.686	69.9	7.1
Import	0.182	1.4	0.138	1.1	31.8
Total Domestic	9.487	73.7	8.824	71.0	7.5
Export	3.387	26.3	3.603	29.0	-6.0
Total	12.874	100.0	12.427	100.0	3.6

During 2007, total beer volume grew 3.4% compared to the same period of the prior year, reaching 51.5 million hectoliters. In the domestic market, volume grew 4.8% including imported brands. On the other hand, exports increased 0.3% representing 30.9% of total volume. In terms of depletions, Modelo Especial, Pacífico and Negra Modelo volume grew 10.2%, while the Corona brand family grew slightly.

Net sales totaled 72,895 million pesos, an increase of 23.6%. Sales in the domestic market rose 3.2% while exports grew 77.2%. Net export sales totaled 2,762 million dollars, an 85.0% increase compared with 2006.

Sales at Crown Imports, LLC totaled 2,463 million dollars, while the operating profit was 525 million dollars, with a 21.3% operating margin.

The cost of goods sold rose 22.5%, lower than the rate of net sales. This amount includes the costs from Crown Imports, as well as higher raw material and packaging expenses. The gross profit reached 40,304 million pesos, a 24.5% increase compared with 2006. Gross margin rose 40 bp to 55.3%.

Operating expenses increased 27.2%, mainly due to the consolidation of the advertising and distribution expenses incurred in the U.S., as well as to higher advertising expenses in Mexico for the convenience store business. Operating profit registered an increase of 22.1% compared with the same period of the prior year, totaling 20,588 million pesos. Thus, operating margin was 28.2%.

Depreciation and amortization totaled 3,352 million pesos, and represented 4.6% of the net sales. EBITDA (Operating income + Depreciation - Equity income of Associates included in COGS) totaled 23,374 million pesos, 21.4% over the same period of 2006. The EBITDA margin for this period was 32.1%.

In terms of taxes, it is important to highlight that the tax agreement of Crown Imports, LLC states that the shareholders of the company are responsible for fulfilling its fiscal obligations; as a result, the income tax heading only shows the amount that corresponds to Grupo Modelo's obligation for its 50% stake. Therefore, the effective tax rate was 26.5%, below the 29.7% posted in the same period of 2006.

Net majority income reached 9,503 million pesos, representing a rise of 5.6%

and a margin of 13.0%. Consequently, earnings per share for the year was 2.9 pesos.

Financial Position

As of December 31, 2007, Grupo Modelo's cash and marketable securities accounted for 20.8% of total assets, in contrast to the 24.3% in 2006. On the other hand, total assets grew 5.9% over the last twelve months. The financial position of the Company remained strong, with short-term operational liabilities totaling 7,663 million pesos. Stockholders' equity totaled 82,011 million pesos, representing a 3.3% increase compared to the prior year.

Capital Expenditures

As of December 2007, Grupo Modelo invested 4,386 million pesos of its internally generated cash flow; the resources were allocated to the expansion of production capacity and for equipment modernization in each area of the organization, as shown in the following table.

Area	December 2007
Cía. Cervecera de Coahuila	27.8%
Breweries and other facilities	41.7%
Sales	30.5%

Grupo Modelo, S.A.B. de C.V. and Subsidiaries
Sales of beer in million hectoliters
Figures as of December 31, 2007 and 2006

Market	2007	%	2006	%	Var. (%)
Domestic	34.928	67.8	33.453	67.1	4.4
Import	0.680	1.3	0.533	1.1	27.4
Total Domestic	35.608	69.1	33.986	68.1	4.8
Export	15.937	30.9	15.888	31.9	0.3
Total	51.545	100.0	49.874	100.0	3.4

GRUPO MODELO, S. A. B. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007 AND 2006

Amounts expressed in thousands of pesos of December 31, 2007 purchasing power

1. INCORPORATION AND CORPORATE PURPOSE:

a) Grupo Modelo, S. A. B. de C. V. and Subsidiaries (the Group) is mainly engaged in the production and sale of beer, which began in 1925.

b) The consolidated financial statements included the financial information of Crown Imports, this company was constituted by the association between Grupo Modelo and Barton Beers, LTD.

c) Grupo Modelo, S. A. B. de C. V. is mainly engaged in holding 76.75% of the common stock of Diblo S. A. de C. V., whose business purpose is holding real estate and investing in shares of subsidiaries (until 2006, includes buildings) mainly involved in the production, distribution and sale of beer in Mexico and abroad. The most important subsidiaries, on the basis stockholders' equity, are as follows:

Breweries:	Percentage of shareholding in the shares comprising the capital stock
Cervecería Modelo, S. A. de C. V.	100
Compañía Cervecera de Zacatecas, S. A. de C. V.	100
Compañía Cervecera del Trópico, S. A. de C. V.	100
Cervecería Modelo de Guadalajara, S. A. de C. V.	100
Cervecería Modelo del Noroeste, S. A. de C. V.	100
Cervecería Modelo de Torreón, S. A. de C. V.	100
Cervecería del Pacífico, S. A. de C. V.	100
Compañía Cervecera de Coahuila, S. A. de C. V.	100

Transformation of barley to malt:	Percentage of shareholding in the shares comprising the capital stock
Cebadas y Maltas, S. A. de C. V.	100
GModelo Agriculture, LLC	100
Extractos y Maltas, S. A. de C. V.	100
Machinery manufacturer:	
Inamex de Cerveza y Malta, S. A. de C. V.	100
Manufacturer of beer cans and crown tops:	
Envases y Tapas Modelo, S. A. de C. V.	100
Distributors of beer and other products:	
Las Cervezas Modelo del Occidente, S. A. de C. V.	100
Las Cervezas Modelo del Centro, S. A. de C. V.	100
Distribuidora de Cervezas Modelo en el Norte, S. A. de C. V.	100
Las Cervezas Modelo en el Pacífico, S. A. de C. V.	100
Las Cervezas Modelo del Noreste, S. A. de C. V.	100
Las Cervezas Modelo en Morelos, S. A. de C. V.	100
Las Cervezas Modelo en San Luis Potosí, S. A. de C. V.	100
Las Cervezas Modelo del Sureste, S. A. de C. V.	100
Distribuidora de Cervezas Modelo en Chihuahua, S. A. de C. V.	100
Las Cervezas Modelo del Estado de México, S. A. de C. V.	100
Las Cervezas Modelo del Altiplano, S. A. de C. V.	100
Las Cervezas Modelo en Baja California, S. A. de C. V.	100
Las Cervezas Modelo en Sonora, S. A. de C. V.	100
Las Cervezas Modelo en Campeche, S. A. de C. V.	100
Las Cervezas Modelo en la zona Metropolitana, S. A. de C. V.	100
Las Cervezas Modelo en Zacatecas, S. A. de C. V.	100
Las Cervezas Modelo en Hidalgo, S. A. de C. V.	100
Las Cervezas Modelo en Nuevo León, S. A. de C. V.	100

Distributors of beer and other products abroad:

GModelo Corporation, Inc. (holder of 50% of Crown Imports, LLC)	100
Procermex, Inc.	100
GModelo Europa, S. A. U.	100
Eurocermex, S. A.	100

2. ACCOUNTING POLICIES:

The Group accounting policies used in preparing these consolidated financial statements comply with the requirements for reasonable presentation set forth by Mexican Financial Information Standards (NIF) and are expressed in pesos of December 31, 2007 purchasing power through application of National Consumer Price Index (NCPI) factors. Those standards require that the Group's Management make certain estimates and assumptions in determining the valuation of some items included in the consolidated financial statements.

Following is a summary of the most significant accounting policies, methods and criteria for recognizing the effects of inflation on the financial information:

a) Consolidation - The Group prepares consolidated financial statements, which include the financial position and the results of the companies in which Diblo, S. A. de C. V. has control and direct or indirect shareholding of more than 50% of the common stock. All significant balances and transactions between consolidated companies have been eliminated for consolidation purposes.

b) Marketable securities - Investments in marketable securities correspond to financial instruments related to the Groups' business purpose and financial instruments available for sale, and are valued at their fair value, which is similar to their market value. The fair value is the amount at which a financial asset may be exchanged, and a financial liability may be liquidated, between interested and willing parties in a free market transaction.

c) Derivative financial instruments - The main financial risks for the Company pertain to exchange fluctuations (dollar-peso) and until 2006, the price of natural gas, which are covered by contracting derivative instruments (Over-The-Counter) with different parties. This item is recorded as assets and liabilities at their reasonable value. Gains or losses on those investments are recorded direclty income for the year. See Note 16.

d) Inventories and cost of sales - This item is originally recorded through the last-in-first-out method and is subsequently restated to replacement cost. Values thus determined do not exceed market value. See Note 4.

e) Investment in shares of associates - Permanent investment in shares are recorded at acquisition cost and are valued by applying the equity method. Equity in the net income of associated companies that manufacture materials used in the production of beer is included in the income statement as a reduction in cost of sales.

f) Property, plant and equipment - These items are recorded at acquisition cost, restated by applying inflation factors derived from the NCPI according to the antiquity of the expenditure.

g) Construction in progress and advances to suppliers - These items are recorded at the amount of the expenditures made, and are restated by applying NCPI factors based on the age of the expenditure.

h) Depreciation - This item is calculated based on the restated values of property, plant and equipment, based on the probable useful life as determined by independent appraisers and the technical department of the Group. Annual depreciation rates are shown in Note 6.

i) Deferred expenses and intangible assets - Intangible assets are recognized in the balance sheets only when they are identifiable, they generate expected economic benefits, and there is control over said benefits. These items are restated by applying NCPI factors based on expenditure age. Licenses and permits represent payments made to exploit a patent or registration issued by the owner of said items. They are recorded at acquisition value, which at the date of the consolidated financial statements is similar to market.

j) Amortization - The original amount and restatement for installation, organization and intangible asset expenses are amortized by the straight-line method. The rate used for accounting purposes (between 5% and 10%) is determined based on expected future economic benefits.

k) Long-lived assets - The Group's Management has carried out a study to determine the recoverable value of long-lived assets, tangible and intangible, in order to determine if there is indication of significant impairment in those assets.

l) Labor obligations upon retirement - The effects of seniority premiums to which employees are entitled after 15 years of service and obligations for compensation at the end of employment established in retirement plans established for employees are recorded as cost for the years in which said services are rendered, based on actuarial studies performed by independent experts, and are recorded based on the guidelines of Statement D-3, "Labor Obligations" and the amendments thereto.

m) Deferred income tax, employees' profit sharing and flat rate corporate tax- To determine deferred income tax and the flat rate corporate tax, the Group uses the comprehensive asset-and-liability method, which consists of applying the income tax rate to all temporary differences of assets and liabilities at the date of the consolidated financial statements. Deferred Statutory Profit Sharing only arises on non-recurring temporary items. See Note 12c.

n) Stockholders' equity - The capital stock, legal reserve, contributions for future capital increases and retained earnings represent the value of those items in terms of December 31, 2007 purchasing power and are restated by applying NCPI factors to historical amounts.

Premium on share subscription - This item represents the excess difference between payment of subscribed shares and the theoretical value of those shares at the time of subscription, and is restated by applying NCPI factors.

Deficit in the restatement of stockholders' equity - The balance of this account represents the sum of the items "Cumulative gain or loss from holding non-monetary assets" and "Cumulative monetary gain or loss", described below:

Cumulative gains or loss from holding non-monetary assets - This item represents the cumulative change in the value of non-monetary assets due to causes other than inflation. It is determined only when the specific cost method is used, since those costs are compared to restatements determined using the NCPI. If the specific costs are higher than the indexes, there is a gain from holding non-monetary assets; otherwise, there is a loss.

Cumulative monetary gain or loss - This item is the net effect arising on the initial restatement of the financial statement figures.

o) Gains or loss on monetary position - This account represents the effect of inflation on monetary assets and liabilities, even when they continue to have the same nominal value. When monetary assets exceed monetary liabilities, a monetary loss is generated, since although assets maintain their nominal value, they lose purchasing power. When liabilities are greater, a profit arises, since they are settled with money of lower purchasing power. Those effects are charged or credited to income statement and form part of comprehensive financing income.

p) Comprehensive income - This item represents the net profit for the year, non monetary assets result, the gain (loss) for the translation of the subsidiaries located abroad, plus any items which, in accordance with the provisions of other statements, must be recorded directly in stockholders' equity and do not qualify as capital contributions or reductions.

q) Earnings per share - Earnings per share attributable to the majority interest were calculated based on the average of common shares outstanding.

r) Foreign currencies - Transactions in foreign currencies are recorded at the rates of exchange prevailing on the dates they are entered into and/or settled. Assets and liabilities denominated in such currencies are stated at the Mexican peso equivalents resulting from applying the rates prevailing on the balance sheet dates. Exchange differences arising from fluctuations in the exchange rates between the transactions and settlement dates, or the balance sheet date, are debited or credited to income. See Note 14.

s) Translation of the financial information of subsidiaries located abroad - Conversion to Mexican pesos, used as the basis for consolidation, was carried out based on the guidelines of Statement B-15, "Transactions in Foreign Currency and Conversion of Financial Statements of Foreign Operations", was performed on the following bases: a) monetary items at the exchange rate in effect for the year-end close, purchase exchange rate $10.8727 ($10.76 in 2006) to the US dollar, b) non-monetary items at historical exchange rate, c) income-loss items at average exchange rate for each month of the year, and d) the effect of conversion is recorded under comprehensive financing income-loss. The financial statements in Mexican pesos are restated at the year-end close by applying the provisions of Statement B-10.

t) Classification of ordinary and non ordinary transactions - The company adopted provisions of NIF B-3 "Income Statement" standar, which became effective on January1, 2007. Revenues, cost and expenses were classified in ordinary and non ordinary. Special and extraordinary items were eliminated. Legal profit sharing was reclassified from income taxes to other

expenses and treated as a non ordinary expense and amounted to $1,286,134 during the year. For comparison purposes, the $1,302,232 registered in 2006 were reclassified.

3. ACCOUNTS AND NOTES RECEIVABLE:

This account is made up as follows:

Item	2007	2006
Trade accounts receivable	$6,385,207	$4,844,032
Sundry debtors	549,300	340,262
Salesmen	18,941	15,765
	6,953,448	5,200,059
Less - Allowance for doubtful accounts	(340,186)	(335,879)
	6,613,262	4,864,180
Recoverable taxes	418,645	215,745
Non-consolidated related companies (See Note 13)	72,061	49,914
Officers and employees	34,473	32,405
	7,138,441	5,162,244
Less - Current accounts and notes receivable	(5,413,848)	(3,724,554)
Long-term accounts and notes receivable	$1,724,593	$1,437,690

4. INVENTORIES:

This account is made up as follows:

Item	2007	2006
Containers and packaging	$3,420,158	$2,379,733
Finished goods and work in process	2,200,284	1,541,802
Raw materials	1,568,482	1,533,641
Merchandise in transit and advances to suppliers	1,542,303	867,004

Spare parts and accessories	702,465	652,305
Advertising articles	206,960	129,173
	9,640,652	7,103,658
Less- Allowance for slow-moving inventories	(136,097)	(141,926)
	$9,504,555	$6,961,732

5. INVESTMENT IN SHARES OF ASSOCIATED COMPANIES:

a) The balance of this account is made up as follows:

Companies	Shareholding percentage in shares comprising the capital stock	2007	2006
Dirección de Fábricas, S. A. de C. V. (holder of glass manufacturing companies)	41	$3,454,482	$3,102,917
Manantiales la Asunción, S. A. P. I. de C. V.	60	445,141	-
Gondi, S. A. de C. V.	7	214,318	226,366
Investments abroad	40-81	85,067	125,748
		4,199,008	3,455,031
Other		47,837	53,484
		4,246,845	3,508,515
Less - Allowance for decline in book value		(69,459)	(147,554)
		$4,177,386	$3,360,961

b) The amount of the investment in shares of associated companies includes the equity in the net income of those entities amounting to $525,770 ($611,620 in 2006) of profit.

6. PROPERTY, PLANT AND EQUIPMENT, NET:

a) The balance of this account is made up as follows:

Item	Annual percentage of depreciation rate	2007 Historical cost - net	2007 Restatement - net	2007 Total net value	2006 Total net value
Land	-	$ 1,620,065	$ 3,236,266	$ 4,856,331	$ 5,032,597
Machinery and equipment	5	14,301,114	7,947,178	22,248,292	23,051,551
Transportation equipment	12 to 25	2,522,857	344,500	2,867,357	3,103,914
Buildings and constructions	2	6,875,008	6,730,890	13,605,898	14,543,722
Computer equipment	25	506,973	41,263	548,236	584,053
Furniture and other equipment	7	1,646,293	91,438	1,737,731	476,486
Antipollution equipment	5	538,773	317,032	855,805	902,937
Construction in progress advances to suppliers	-	5,378,716	212,174	5,590,890	3,349,644
		$33,389,799	$18,920,741	$52,310,540	$51,044,904

Depreciation for the year amounted to $3,120,777 ($2,897,764 in 2006).

b) The Group's Management estimates that completion of construction in process and advances to suppliers will require an additional investment of approximately $6,589,782 ($2,030,782 in 2006), to be applied to the construction of warehouses, offices, the acquisition and installation of new production lines. Also these amounts consider construction of a new production plant in Piedras Negras, Coahuila,. It is estimated that these constructions in progress will be concluded in 2008 and 2010, respectively.

7. OTHER ASSETS:

The balance of this account is made up as follows:

Item	2007	2006
Deferred expenses	$2,548,044	$2,213,858
Goodwill and other intangible assets	1,400,201	658,834

	3,948,245	2,872,692
Less - Accumulated amortization	(1,086,522)	(850,002)
	2,861,723	2,022,690
Intangible assets for labor obligations upon retirement (See Note 8)	382,801	468,369
	$3,244,524	$2,491,059

8. LABOR OBLIGATIONS UPON RETIREMENT:

The Group has a pension and seniority premium plan to cover obligations established by its labor contracts and the Mexican Federal Labor Law. Those compensations are payable only after employees have worked a certain number of years.

- As of the date of the consolidated financial statements, the amount of the accrued liability for labor obligations upon retirement is analyzed as follows:

Description	2007	2006
Obligations for current benefits	$5,641,434	$5,378,502
Additional amount of projected benefits	420,039	418,284
Obligations for projected benefits	6,061,473	5,796,786
Plan assets (trust fund)	(5,911,297)	(5,693,805)
	150,176	102,981
Items to be amortized over a period of 13 to 19 years:		
For adjustments to assumptions	(636,434)	(548,890)
For past services	(537,999)	(575,680)
Projected net assets	(1,024,257)	(1,021,589)
Additional liability made of:		
Intangible assets	382,801	468,369
Adjustment to capital	641,456	553,220
Accrued liability	$ -	$ -

- The intangible assets and the adjustment to capital derived from subsidiaries in which the trust funds and the net current liability are less than the obligations for current benefits.

- Contributions to the trusts that manage the plan assets in the year amounted to $227,365 ($301,411 in 2006). In the year, payments made by the trusts to beneficiaries amounted to $311,510 ($352,280 in 2006).

- The net cost for the year amounted to $267,644 ($300,585 in 2006), and was determined in the same manner as projected benefit obligations at an estimated real rate of return of 5%, and an average increase in salaries of 1.5% in both periods.

- Severance payments of $397,153 ($478,981 in 2006), were made in the year.

9. CONTINGENCIES AND COMMITMENTS:

a) Various lawsuits are currently outstanding for different reasons. In the opinion of the Group's officers and lawyers, these matters will be resolved favorably. In any event, the result of the lawsuits will not substantially affect the consolidated financial position or the consolidated results of operations.

b) As of the date of the consolidated financial statements, there are outstanding commitments for the purchase of inventories, machinery and equipment in the amount of approximately 264 million U.S. dollars (169 million U.S. dollars in 2006).

c) In 2000 and 2001, operating lease agreements were signed for air transportation equipment, with mandatory terms of 10 and 7 years and monthly lease payments of 170,000 U.S. dollars and 24,000 U.S. dollars, respectively.

10. COMMON STOCK:

As of December 31, 2007, the common stock consisted of 3,243,118,032 (3,251,759,632 in 2006) shares, with no par value, divided as follows:

Description	Amount
Fixed capital: Series A Class I shares - Without withdrawal rights, comprised of 1,459,389,728 fully subscribed and paid-in common voting shares; these shares must always comprise at least 56.10% of the total shares of the common stock with voting rights, and are no subject to ownership subscription limitations (historical value)	$ 785,996
Variable capital: Series B Class II shares - Comprised of 1,142,017,984 fully subscribed and paid-in common voting shares, which in no case may comprise more than 43.90% of the total voting and are not subject to ownership subscription limitations (historical value)	1,085,855
Series C Class II shares - Comprised of 641,710,320 (650, 351,920 in 2006) fully subscribed and paid-in nonvoting shares, which in no case may comprise more than 20% of the common stock (historical value)	967,801
	2,839,652
Effect of restatement	13,537,759
	$16,377,411

11. COMPREHENSIVE INCOME:

The Group's comprehensive income for the year is made up as follows:

Description	2007	2006
Consolidated net income for the year	$12,359,433	$11,737,415
Adjustment to capital for labor obligations upon retirement	(42,978)	133,411
Result from holding non-monetary assets	(22,154)	(385,424)
Comprehensive income	$12,294,301	$11,485,402

12. INCOME, ASSET TAX AND FLAT RATE CORPORATE TAX, EMPLOYEES' PROFIT SHARING AND RESTRICTIONS ON PROFITS:

a) During 2005, modifications to income Tax Law were approved consisting in and annual reduction of tax rate of the tax until reaching 28% in 2007 (29% in 2006). Additionally, on October 1, 2007 the new Flat Rate Corporate Tax Law (IETU tax law, due to its name in Spanish) was approved and it will became effective on January 1, 2008. The IETU tax has been determined at the end of the year applying 17.5% rate (16.5% and 17% for 2008 and 2009, respectively) to a profit determined based on cash flows. This profit is determined subtracting authorized tax deductions to the total taxable income perceived IETU tax credits are deducted, based on current tax legislation, to the result of the calculation described.

In 2007 and 2006 the Group determined a tax profit for $12,852,242 and $12,299,813 respectively. Based on the Group's fiscal and financial projections, it was determinate that the main tax that the Group will pay will be the income tax, except for some subsidiaries. For the subsidiaries that are subject to the IETU, the corresponding deferred tax was recognized and the related income tax was cancelled.

b) The income tax and asset tax provision as of December 31 are as follows:

Item	2007	2006
Currently income tax	$5,448,081	$5,008,701
Asset tax	55,358	62,103
Deferred income tax	(20,569)	(108,178)
Deferred IETU tax	31,111	-
	$5,513,981	$4,962,626

c) Deferred taxes and employees' profit sharing - The principal temporary differences giving rise to deferred taxes at the date of these consolidated financial statements are analyzed as follows:

Item	2007	2006
Fixed assets and other assets	$7,058,912	$6,629,619
Inventories	552,663	803,784
Labor obligations upon retirement	274,602	289,912
Other	410,406	606,867
Subtotal	8,296,583	8,330,182
Tax credits corresponding to:		
Recoverable asset tax	(60,869)	(80,359)
Total deferred tax liability	8,235,714	8,249,823
Deferred employees' profit sharing	98,886	114,113
Deferred IETU tax	31,111	-
Total deferred income, asset, flat rate corporate tax and employees' profit sharing liability	$8,365,711	$8,363,936

d) Asset tax is calculated by applying the rate of 1.25% (1.8% in 2006) to the net amount of certain assets (certain liabilities in 2006) and is paid only when asset tax exceeds income tax of the year.

e) Employees' profit sharing is calculated by applying the rate of 10% to the amount determined in accordance with the special rules set forth in the Income Tax Law.

The employees' profit sharing provision charged to income is made up as follows:

Item	2007	2006
Current employees' profit sharing	$1,317,330	$1,331,444
Deferred employees' profit sharing	(31,196)	(29,212)
	$1,286,134	$1,302,232

f) The statutory rate for income tax is 28% (29% in 2006), and differs from the effective rate of 26.5% (29.7% in 2006), mainly due to the effects of tax consolidation and non-deductible-expenses.

g) At the date of the consolidated financial statements, asset tax amount to $221,314 ($295,899 in 2006), which can be recovered in the following ten years to the extent income tax exceeds asset tax in any of those years.

- Certain subsidiaries did not incurre in income tax, and therefore the asset tax for the year is considered an account receivable for those companies in which there is certainty that this amount can be credited against income tax in future years. This item is shown in the consolidated balance sheet, together with deferred tax, as provided by Standard D-4. The accumulated balance of this item amount to $60,869 ($80,359 in 2006).

- Asset tax incurred by subsidiaries where there is no certainty that the tax can be recovered, and it exceeds income tax, was charged directly to income for the year, and amounted to $55,358 ($61,254 in 2006).

h) Grupo Modelo S. A. B. de C. V., together with its direct and indirect subsidiaries, is authorized by the tax authorities to determine income tax on a consolidated basis specified in the Income Tax Law. The main considerations in the tax consolidations are as follows:

- Consolidation percentage is the average shareholding, which is applied to each of the subsidiaries, and is 100% for the parent companies from 2005 onwards. Subsidiaries' tax loss carryforwards included in consolidated tax result determination responding tax years 1999 to 2004, and which will be applied against tax profits generated in the year, are considered at the consolidating percentage multiplied by the 0.60 factor .

- Any companies in which the direct or indirect equity percentage does not exceed 50% may not be included in the consolidation process.

- Individual tax losses of the parent or subsidiaries which are amortizired during the periods in accordance with the tax law, must be added to the consolidated profit of the year in which their amortization right expires.

i) At the date of the consolidated balance sheet, there were tax losses generated by subsidiaries before the incorporation in the tax consolidation that will affect the consolidated tax result by $10,715 ($17,377 in 2006) at the time these subsidiaries generate taxable income, and which

may be offset against future tax profits after those tax losses have been restated. During the year tax losses from prior years in the amount of $12,293 ($12,452 in 2006) have been offset against prior years losses at historical values.

j) Retained earnings are subject to income tax payable by the company in the event of a distribution (in cash or assets), which is considered to be a final payment on the basis of the following:

- Dividends paid out from the After-tax Income Account (CUFIN) are not subject to income tax. Any amount paid in excess is subject to 28% income tax on the result of multiplying the dividend paid by the factor of 1.3889 (1.4085 in 2006); the corresponding tax may be credited against the company's income tax determined in the current year or over the following two years. Dividends paid are not subject to any withholding tax.

- During the year, dividends in the amount of $6,763,660 ($4,064,700 in 2006), have been decreed to majority stockholders, which were paid from the CUFIN.

- At of the date of the consolidated financial statements, CUFIN balance is $31,511,118 ($22,035,982 in 2006).

k) In the event of a capital reduction, the excess of stockholders' equity over the Tax Account Contributed Capital, will be treated as profit distribution as indicated in the current tax legislation.

13. TRANSACTIONS WITH NON-CONSOLIDATED RELATED COMPANIES:

The principal transactions entered into with non-consolidated related companies are analyzed as follows:

Description	2007	2006
Purchases of:		
Containers and packaging	$7,135,515	$7,099,443
Machinery	-	2,313
	$7,135,515	$7,101,756
Sales of:		
Recyclable materials	$ 165,373	$ 194,692

Machinery and maintenance services	26,737	3,944
	$ 192,110	$ 198,636

14. FOREIGN-CURRENCY POSITION AND TRANSACTIONS:

a) As of the consolidated balance-sheet date, the Group had the following position in thousand U.S. dollars:

Description	2007	2006
Assets	463,016	334,799
Liabilities	138,288	90,163

b) These currencies are valued at the following exchange rates:

	Assets	Liabilities
At the exchange rate of $10.8727 pesos per U.S. dollar for assets and $10.8688 for liabilities	$5,034,255	$1,503,030

- The exchange rate as of the date of the consolidated financial statements was $10.7653 for assets and liabilities.

c) At the date of the consolidated financial statements, there were inventories amounting to 68,652 thousands of U.S. dollars (61,998 thousands U.S. dollars in 2006), which for the most part can only be acquired abroad.

d) During the year, the following operations were carried out in thousands of U.S. dollars:

Description	2007	2006
Exports of finished goods	2,762,116	1,471,860
Exports of packaging and other materials	43,012	41,908
Collection of royalties	9,595	177,938
	2,814,723	1,691,706

Freight, advertising, taxes and duties, and other items	694,963	316,718
Purchase of inventories	548,977	211,087
Purchase of machinery and payment of other services	177,476	62,910
Purchase of spare parts	56,912	10,322
	1,478,328	601,037
Net	1,336,395	1,090,669

15. SEGMENT INFORMATION:

Segment data is analyzed as follows:

2007:	Income	Consolidated net profit	Identifiable assets
Domestic	$42,146,358	$ 8,016,141	$ 92,991,364
Exports	30,748,271	7,252,698	6,732,883 (1)
	$72,894,629	$15,268,839	$ 99,724,247

2006:	Income	Consolidated net profit	Identifiable assets
Domestic	$41,610,400	$ 8,180,978	$ 90,349,591
Exports	17,353,388	3,556,437	3,807,604 (1)
	$58,963,788	$11,737,415	$ 94,157,195

(1) This amount solely includes assets related to beer distribution abroad.

16. FINANCIAL INSTRUMENTS:

a) Financial instruments potentially subject to risk concentration consist mainly of accounts receivable and temporary investments. The Group places cash surpluses at prestigious credit institutions. Credit risk concentration concerning accounts receivable is limited, mainly due to the large number of customers and their geographic distribution. The Group considers that the allowance for doubtful accounts properly covers those that could represent a collection risk and continually monitors their behavior. When necessary, this allowance is adjusted.

b) Main financial risks that the Group faces are the related to exchange rate fluctuation (dollar-peso) and natural gas prices, which are covered through derivative instruments contracts (Over-The-Counter) with different counterparts.

At december 31, 2007 the Goup had open positions of which cover exchange rate fluctuation for 2008 in different periods. These open positions had a notional value of 796 million U.S. dollars which represent $9,011,414, using an average exchange rate of $11.3387 per U.S. dollar. At December, 31, 2007 there is a profit derived from the valuation of these coverages for seven million three thousand U.S. dollar, which represent $76.453, using an average exchange rate of $10.9171 per U.S. dollar considered by each financial institution. At December 31, 2007 there are no open positions for natural gas.

The 2007 statement of income recognized a profit for $67,775 related to exchange rate fluctuation coverage. Also the statement of income recognized a loss for $1,411 related to natural gas (it was considerated an exchange rate of $10.9088 pesos per U.S. dollar as of December 31, 2007).

17. PARTNERSHIP AGREEMENT:

The Group and Barton Beers, Ltd have signed a partnership agreement to import and sell the beer brand portfolio produced by the Group, throughout the United States of America beginning January 2, 2007. This association contract, establishes that in 2017, Barton Beers Ltd participation in this association could be acquired by the Group.

As a result, when applying supletorily the International Financial reporting Standards and in specific the Standing Interpretations Committee 12, it was considered that most appropriate is to consolidate this entity and to recognize the corresponding obligation. The consolidation of this association in participation had an increase in the following captions:

	Thousands of dollars
Current assets	334,812
Property, plant and equipment- net	4,675
Current liabilities	85,751
Consolidated net income for the year	433,927
Participation of Barton Beer's carrying value	2,914,156

Ending 2006, Grupo Modelo signed a letter of intent with Nestlé Water to establish a joint venture for production, distribution and sale of bottled water in Mexico, which started operations in 2007.

18. NEW ACCOUNTING PRONOUNCEMENTS:

The provisions of the Financial Information Standards (NIFs for their initials in Spanish) interpretation of the NIF's, issued by the Mexican Board for Investigation and Research of Financial Information Standards (CINIF for its initials in Spanish) went into effect as from January 1, 2008. Those standards are not expected to have a significant effect on the Group's financial information.

NIF B-2 "Cash flow statement". This NIF provides the provisions for the presentation, structure and preparation of the cash flows statements to be in accordance with the provisions of the NIF B-10. The NIF B-2 supersedes the Statement B-12, "Statement of changes in the financial position", and also requires to showing gross amount of collections and payments; in very specific cases, it is allowed to show net cash flows movements. It is also required to show how the cash balance is obtained.

NIF B-10 "Inflation effects". This NIF provides the provisions for the recognition of the inflation effects under an inflationary environment in the country. This NIF incorporates, among other, the following changes: i) the option to choose the use of the National Consumer Price Index or the value of the Investments Units ("UDIS", a Mexican index based on inflation) ii) eliminates the use of the method of valuation for foreign origin assets, iii) the initial accumulated gain or loss from withholding of non monetary assets and the initial accumulated gain or loss from monetary position, be reclassified to the retained earnings or maintained in the equity such affects derived from items which have not been charged or credited to the income statement.

NIF B-15 "Translation of foreign currency". This NIF supersedes current Statement B-15 and establishes, among other, the elimination of the classification of foreign integrated operation and foreign entity. It also establishes the procedures to translate financial information from a foreign operation as: i) from the posted currency to the functional currency; and ii) from the functional currency to the posted currency. It also allows an entity to express its financial statements in a currency different from its functional currency.

NIF D-3 "Employee benefits" - This NIF supersedes current Standard D-3. The most important changes are the reduction to a maximum of five-year period to amortize the prior year items, the effects of the salary growth in the calculation of the Obligation for Defined Benefits (formerly known as Obligations for Projected Benefits), the elimination of the accounting treatment for the additional liability and its corresponding intangible asset and separate equity component.

NIF D-4 "Income tax". This NIF requires to recognize assets tax as a tax credit and therefore, as a deferred income tax asset. The term of permanent difference is eliminated and it also requires to reclassify to the retained earnings the initial effects of the deferred income tax recorded in the equity, unless the timing difference which gave rise to them have not been realized.

INIF 6 "Option to choose the form of hedges". This INIF indicates that a derivative financial instrument may be considered as such since the date of its acquisition or in a subsequent date, only if it fulfills with the new requirements established in the paragraph 51 a) from the Statement C-10.

INIF 7 "Accounting treatment of the comprehensive income or loss derived from a cash flows hedge over a projected transaction of purchasing a non financial asset". This INIF amends the Statement C-10.

Paragraph 105, to clarify that the effects of a hedge recorded in the comprehensive gain or loss derived from transactions of purchasing a non financial asset can be capitalized in the cost of the non financial asset, whose price is fixed by the hedge.

Paragraph 106, to indicate that in the case of all cash flows hedges, the amounts recorded in the equity as a part of the comprehensive gain or loss of the year, must be reclassified to the income statement in the same period or periods in which the hedge contract is signed or the projected transaction is affected, except for the cases indicated in paragraph 105.

Paragraph 110, to indicate that in the case of the cash flows hedges effects, their accumulated gain or loss, which had been recognized in the equity as a part of the comprehensive income or loss, must be recognized as indicated in the paragraph 105, since they are non financial assets.

INIF 8 "IETU Effects". This INIF establishes the procedures that companies must follow to register and recognize this new tax.

TRANSLATION FOR INFORMATION PURPOSES ONLY

STOCK EXCHANGE CODE GMODELO
GRUPO MODELO, S.A B. DE C.V.

QUARTER: 4 YEAR: 2007

ANALYSIS OF INVESTMENTS IN SHARES

SUBSIDIARIES

AUDITED INFORMATION

CONSOLIDATED
Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERS %
DIBLO, S.A. DE C.V.	HOLDING		76.75%

ANALYSIS OF INVESTMENTS IN SHARES

ASSOCIATES

AUDITED INFORMATION

CONSOLIDATED
Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERS %	TOTAL AMOUNT (Thousands of Pesos)	
				ACQUISITION COST	BOOK VALUE
DIRECCION DE FABRICAS, S.A. DE C.V.	HOLDING	165,000,000	41.05	65,824	3,454,482
MANATIALES LA ASUNCION, S.A.P.I. DE C.V.	WATER PRODUCTION	112,581,270	60.00	302,778	445,141
GONDI, S.A. DE C.V.	HOLDING	202,489,721	7.16	195	214,318
SEEGER INDUSTRIAL, S.A.	MACHINERY MANUFACTURES	248,000	81.30	9,274	41,211
RESERVE FOR IMPAIRMENT		1	0	0	(69,459)
TOTAL INVESTMENT IN ASSOCIATEDS				378,071	4,085,693
OTHER PERMANENT INVESTMENTS					91,693
TOTAL					4,177,386

NOTES

GRUPO MODELO, S.A.B. DE C.V. IS A HOLDING COMPANY THAT OWNS 76.75% OF THE CAPITAL STOCK OF DIBLO, S.A. DE C.V. WHOSE MAIN BUSINESS IS REAL STATE AND INVESTMENT IN SHARES OF SUBSIDIARIES RELATED TO THE PRODUCTION, DISTRIBUTION AND SALE OF BEER IN MEXICO AND ABROAD, THE MOST IMPORTANT COMPANIES ARE LISTED IN ANNEX 2 " COMPLEMENTARY NOTES TO THE FINANCIAL STATEMENTS".

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GMODELO

GRUPO MODELO, S.A.B. DE C.V.

QUARTER: 04 YEAR: 2007

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

AUDITED INFORMATION

CONSOLIDATED

Final Printing

Credit Type / Institution	With foreing Institution	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
BANKS																
FOREIGN TRADE																
SECURED																
COMMERCIAL BANKS																
OTHER																
TOTAL BANKS					0	0	0	0	0	0	0	0	0	0	0	0

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GMODELO** QUARTER: **04** YEAR: **2007**

GRUPO MODELO, S.A.B. DE C.V.

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

AUDITED INFORMATION

CONSOLIDATED

Final Printing

Credit Type / Institution	With foreing institution	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
LISTED STOCK EXCHANGE																
SECURED																
PRIVATE PLACEMENTS																
SECURED																
TOTAL STOCK MARKET					0	0	0	0	0	0	0	0	0	0	0	0

STOCK EXCHANGE CODE: GMODELO
GRUPO MODELO, S.A DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSAND OF PESOS)

TRANSLATION FOR INFORMATION PURPOSES ONLY

QUARTER: 4 YEAR: 2007

CONSOLIDATED
Final Printing

AUDITED INFORMATION

CREDIT TYPE / INSTITUTION	AMORTIZATION DATE		AMORTIZATION OF CREDITS DENOMINATED IN PESOS (THOUSAND OF $) TIME INTERVAL						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSAND OF $) TIME INTERVAL					
			ACTUAL YEAR	UNTIL 1 YEAR	UNTIL 2 YEARS	UNTIL 3 YEARS	UNTIL 4 YEARS	UNTIL 5 YEARS OR MORE	ACTUAL YEAR	UNTIL 1 YEAR	UNTIL 2 YEARS	UNTIL 3 YEARS	UNTIL 4 YEARS	UNTIL 5 YEARS OR MORE
SUPPLIERS														
BOTTLES		0.00	0	496,841	0	0	0	0						
PACKING		0.00	0	183,152										
CAN		0.00	0	3,472	0	0	0	0						
FUEL		0.00	0	92,143	0	0	0	0						
PUBLICITY		0.00	0	302,289	0	0	0	0						
SPARE PARTS		0.00	0	63,453	0	0	0	0						
LEASING		0.00	0	36	0	0	0	0						
FREIGTH		0.00	0	4,868	0	0	0	0						
ELECTRICITY		0.00	0	8,845	0	0	0	0						
WATER AND ICE		0.00	0	27,206	0	0	0	0						
OTHER RAW MATERIALS		0.00	0	49,813	0	0	0	0						
MACHINERY AND EQUIPMENT		0.00	0	35,524	0	0	0	0						
SERVICES		0.00	0	75,018	0	0	0	0						
PALLETS		0.00	0	17,105	0	0	0	0						
FEES		0.00	0	63,030	0	0	0	0						
MAINTENANCE		0.00	0	34,283	0	0	0	0						
TICKETS OF AIRPLANE		0.00	0	24	0	0	0	0						
MAIL AND PHONE		0.00	0	2108	0	0	0	0						
SOFT DRINKS		0.00	0	8,975	0	0	0	0						
BARLEY		0.00	0	17,902	0	0	0	0						
WINES		0.00	0	18	0	0	0	0						
STATIONARY		0.00	0	2,236	0	0	0	0						
CHEMICAL PRODUCTS		0.00	0	2,224	0	0	0	0						
CLEANING MATERIALS		0.00	0	31	0	0	0	0						
INSURANCES		0.00	0	868	0	0	0	0						
GROCERIES		0.00	0	266,070	0	0	0	0						
REFRIGERATION EQUIPMENT		0.00	0	38,411	0	0	0	0						
OTHERS		0.00	0	275,073	0	0	0	0						
BOTTLES		0.00							0	42,628	0	0	0	0
PACKING		0.00								15,437				
FUEL		0.00							0	410	0	0	0	0
PUBLICITY		0.00							0	175,383	0	0	0	0
SPARE PARTS		0.00							0	62,339	0	0	0	0
FREIGHT		0.00							0	110,840	0	0	0	0
OTHER RAW MATERIALS		0.00							0	321,668	0	0	0	0
MACHINERY AND EQUIPMENT		0.00							0	9,956	0	0	0	0
SERVICES		0.00							0	65,287	0	0	0	0
PALLETS		0.00							0	14,789	0	0	0	0
FEES		0.00							0	971	0	0	0	0
MAINTENANCE		0.00							0	78,727	0	0	0	0
BEER		0.00							0	242,830	0	0	0	0
CUSTOM EXPENSES		0.00							0	5,320	0	0	0	0
PUBLICITY		0.00							0	44	0	0	0	0
LEASING		0.00							0	2,212	0	0	0	0
BARLEY		0.00		0					0	57,906	0	0	0	0
OTHERS		0.00							0	106,000	0	0	0	0
		0.00							0	0	0	0	0	0
TOTAL SUPPLIERS			0	2,068,698	0	0	0	0	0	1,310,745	0	0	0	0
			0		0	0	0	0	0		0	0	0	0
TOTAL CURRENT LIABILITIES AND OTHER CREDITS			0		0	0	0	0	0		0	0	0	0
OTHER LIABILITIES		0.00		2,305,854					0	192,285				
TOTAL		0.00	0	4,374,552	0	0	0	0	0	1,503,030	0	0	0	0

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE GMODELO
GRUPO MODELO, S.A.B. DE C.V.

QUARTER: 4 YEAR: 2007

MONETARY STOCK EXCHANGE

AUDITED INFORMATION

CONSOLIDATED
Final Printing

(Thousands of Mexican Pesos)

FOREIGN CURRENCY POSITION	DOLLARS (1)		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	
MONETARY ASSETS	463,016	5,034,255	0	0	5,034,255
LIABILITIES POSITION	132,526	1,440,094	5,762	62,936	1,503,030
SHORT-TERM LIABILITIES POSITION	132,526	1,440,094	5,762	62,936	1,503,030
LONG-TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	330,490	3,594,161	-5,762	-62,936	3,531,225

NOTES

THE U.S. DOLLAR IS VALUATED AT THE EXCHANGE RATE OF $10.8727 PESOS FOR ASSETS AND $10.8668 FOR LIABILITIES PER U.S. DOLLAR

THE POSITION IN FOREIGN CURRENCY HELD IN OTHER CURRENCIES WITH ITS EQUIVALENT IN DOLLARS, THE LIABILITIES CORRESPONDS MAINLY TO EUROS

MEXICAN STOCK EXCHANGE

TRANSLATION FOR INFORMATION PURPOSES ONLY

STOCK EXCHANGE CODE: **GMODELO**

QUARTER: **04** YEAR: **2007**

GRUPO MODELO, S.A.B. DE C.V.

RESULT FROM MONETARY POSITION

CONSOLIDATED

AUDITED INFORMATION

(Thousands of Mexican Pesos)

Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITY MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)
JANUARY	30,045,577	6,207,280	-23,838,298	0.01	-123,116
FEBRUARY	29,934,982	6,338,366	-23,596,616	0.00	-65,956
MARCH	31,817,260	6,967,358	-24,849,902	0.00	-53,782
APRIL	33,083,032	7,245,128	-25,837,904	0.00	15,430
MAY	2,718,082	7,733,982	-19,450,100	0.00	94,886
JUNE	27,881,989	7,100,027	-20,781,962	0.00	-24,957
JULY	28,746,716	6,648,735	-21,818,412	0.00	-92,672
AUGUST	30,439,481	7,544,748	-22,894,734	0.00	-93,274
SEPTEMBER	31,026,489	7,751,459	-23,275,030	0.01	-180,722
OCTOBER	31,139,976	7,716,087	-23,423,888	0.00	-91,280
NOVEMBER	28,900,274	8,110,025	-23,426,194	0.01	-165,267
DECEMBER	26,098,678	8,114,716	-20,370,550	0.00	-84,221
RESTATEMENT					-3,855
CAPITALIZATION					0
FOREIGN CORP.					0
OTHER					0
TOTAL					-868,786

OTHER CONCEPTS:	
CAPITALIZED RESULT FOR MONETARY POSITION	0

NOTES

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

ACTUAL SITUATION OF FINANCIAL LIMITED

========= NOT / APPLY ==========

MEXICAN STOCK EXCHANGE
SIFIC / ICS

QUARTER: 4 YEAR: 2007

STOCK EXCHANGE CODE GMODELO
GRUPO MODELO, S.A.B. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED
Final Printing

AUDITED INFORMATION

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
CERVECERIA MODELO, S.A. DE C.V.	BREWERY	11,100	100.00
CERVECERIA MODELO DE GUADALAJARA, S.A. DE C.V	BREWERY	5,050	100.00
CIA CERVECERA DEL TROPICO, S.A. DE C.V.	BREWERY	16,000	67.30
CERVECERIA DEL PACIFICO, S.A. DE C.V.	BREWERY	2,000	78.70
CERVECERIA MODELO DE TORREON, S.A. DE C.V.	BREWERY	2,850	93.10
CERVECERIA MODELO DEL NOROESTE, S.A. DE C.V.	BREWERY	3,000	89.30
CIA CERVECERA DE ZACATECAS, S.A. DE C.V.	BREWERY	20,000	80.20
CEBADAS Y MALTAS, S.A. DE C.V.	TRANSFORMATION OF BARLEY INTO MALT	150	100.00
EXTRACTOS Y MALTAS, S.A. DE C.V.	TRANSFORMATION OF BARLEY INTO MALT	90	100.00
GMODELO AGRICULTURE LLC	TRANSFORMATION OF BARLEY INTO MALT	100	100.00

NOTES:

THE INSTALLED CAPACITY IN THE BREWERIES IS MEASURED IN THOUSANDS OF HECTOLITERS AND FOR THE TRANSFORMATOR OF BARLEY INTO MALT, IN THOUSANDS OF TONS.

TRANSLATION FOR INFORMATION
PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE GMODELO
GRUPO MODELO, S.A.B. DE C.V.

QUARTER: 4 YEAR: 2007

MAIN RAW MATERIALS

AUDITED INFORMATION

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPLIERS	FOREIGN	MAIN SUPLIERS	DOM. SUBST.	COST PRODUCTION (%)
MALT	CEBADAS Y MALTAS, S.A. DE C.V.	MALT	CARGILL MALT	YES	0
MALT	EXTRACTOS Y MALTAS, S.A. DE C.V.	MALT	PRAIRIE MALT LIMITED	YES	0
		MALT	INTERNATIONAL		0
			MALTING COMPANY	YES	
			GMODELO AGRICULTURE	YES	8.84
CORN	CP INGREDIENTES, S.A. DE C.V.				0
	ALMIDONES MEXICANOS, S.A. DE C.V.				3.96
RICE	IPACPA, S.A. DE C.V.				0.32
		HOPS	JOHN I.HASS, INC	NO	0.00
			S.S.STEINER INC		1.00

NOTES

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

QUARTER: 4 YEAR: 2007

STOCK EXCHANGE CODE GMODELO
GRUPO MODELO, S.A.B. DE C.V.

SELLS DISTRIBUTION BY PRODUCT
SALES

CONSOLIDATED
Final Printing

AUDITED INFORMATION

MAIN PRODUCTS	NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
DOMESTIC SALES					
BEER	35,609	36,474,048	0.0	CORONA	CONSUMER
	0	0	0.0	VICTORIA	CONSUMER
	0	0	0.0	NEGRA MODELO	CONSUMER
	0	0	0.0	MODELO ESPECIAL	CONSUMER
	0	0	0.0	PACIFICO	CONSUMER
	0	0	0.0	ESTRELLA	CONSUMER
				MONTEJO	CONSUMER
				LEON	CONSUMER
				MODELO LIGHT	CONSUMER
OTHER INCOME	0	5,672,309	0.0		
FOREIGN SALES					
BEER	15,937	30,748,271	0.0	CORONA	CONSUMER
	0	0	0.0	CORONA LIGHT	CONSUMER
	0	0	0.0	MODELO ESPECIAL	CONSUMER
	0	0	0.0	NEGRA MODELO	CONSUMER
	0	0	0.0	PACIFICO	CONSUMER
TOTAL		72,894,628			

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

QUARTER: 4 YEAR: 2007

STOCK EXCHANGE CODE GMODELO
GRUPO MODELO, S.A.B. DE C.V.

SELLS DISTRIBUTION BY PRODUCT

CONSOLIDATED
Final Printing

AUDITED INFORMATION

MAIN PRODUCTS	TOTAL PRODUCTION		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
EXPORT					
BEER	15,937	30,748,271	U.S.A.	CORONA	CONSUMER
	0	0	CANADA	CORONA LIGHT	CONSUMER
	0	0	EUROPA	MODELO ESPECIAL	CONSUMER
	0	0	ASIA	NEGRA MODELO	CONSUMER
	0	0	LATINOAMERICA	PACIFICO	CONSUMER
FOREIGN SUBSIDIARIES					
TOTAL		30,748,271			

NOTES

THE VOLUME IS PRESENTED IN THOUSANDS OF HECTOLITERS
THE AMOUNT IS PRESENTED IN THOUSANDS OF PESOS
THE MARKS ARE MARKETED IN SHADOWY FORM IN THE DIFFERENT DESTINATIONS

THE AMOUNT OF PS $5,590,890 ($3,349,644 IN 2006), OF WORK IN PROGRESS AND ADVANCES TO SUPPLIERS, SHOWN IN NOTE 6 TO THE FINANCIAL STATEMENTS INCLUDED IN THE ANNEX 2, CORRESPONDS TO INVESTMENTS FOR THE CONSTRUCTION OF WAREHOUSES, ADMINISTRATIVE OFFICERS, AND ADQUISITION AND INSTALLATION OF NEW LINES OF PRODUCTION AND EXPANSION OF PRODUCTION CAPACITY. TO COMPLETE THE INDICATED WORK AND ADDITIONAL INVESTMENT OF APPROXIMATELY $6,589,782 ($2,030,782 IN 2006) IS REQUIRED AND IT IS ESTIMATED THAT THE WORK WILL BE COMPLETED DURING 2007 AND 2010, AND REGARDING THE PLANT OF COAHUILA IS CONSIDERED THAT THE FIRST STAGE THIS BEGINNING OPERATION IN THE FIRST SEMESTER OF 2010.

CONVERSION TO MEXICAN PESOS, USED AS THE BASIS FOR CONSOLIDATION, WAS CARRIED OUT BASED ON THE GUIDELINES OF STATEMENTS B-15, TRANSACTIONS IN FOREIGN CURRENCY AND CONVERSION OF FINANCIAL STATEMENTS OF FOREIGN OPERATION, WAS PERFORMED ON THE FOLLOWING BASES: A) MONETARY ITEMS AT THE EXCHANGE RATE IN EFFECT FOR THE PERIOD CLOSE, PURCHASE EXCHANGE RATE $10.8727 ($10.96 IN 2006) TO THE US DOLLAR, B) NON MONERATY ITEMS AT HISTORICAL EXCHANGE RATE, C) INCOME-LOST ITEMS AT AVERAGE EXCHANGE RATE FOR EACH MONTH OF YEAR, AND D) THE EFFECT OF CONVERSION IS RECORDED UNDER COMPREHENSIVE FINANCING INCOME-LOSS. THE FINANCIAL STATEMENTS IN MEXICAN PESOS ARE RESTATED AT THE PERIOD CLOSE BY APPLYING THE PROVISIONS OF STATEMENT B-10.

THE AMOUNT OF FINANCIAL ASSETS AND LIABILITIES OF THE FOREIGN SUBSIDIARIES IS:

(THOUSANDS OF DOLLARS)

DESCRIPTION	2007	2006
ASSETS	632,532	222,539
LIABILITIES	125,456	14,993
NET ASSETS	507,076	207,546

TRANSLATION FOR INFORMATION PURPOSES ONLY

QUARTER: 04 YEAR: 2007

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GMODELO**

GRUPO MODELO, S.A.B. DE C.V.

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

AUDITED INFORMATION

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
A	0.00000	2	1,459,389,728	0	1,459,389,728	0	785,996	0
B	0	2	0	1,142,017,984	0	1,142,017,984	0	1,085,855
C	0	2	0	641,710,320	0	641,710,320	0	967,801
TOTAL			1,459,389,728	1,783,728,304	1,459,389,728	1,783,728,304	785,996	2,053,656

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION 3,243,118,032

NOTES

END